UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file no.: 333-93785

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donegal Mutual Insurance Company 401(k) Plan

1195 River Road

Marietta, Pennsylvania 17547

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Donegal Group Inc.

1195 River Road

Marietta, Pennsylvania 17547

DONEGAL MUTUAL INSURANCE

COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH

SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2013 AND 2012

AND

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Donegal Mutual Insurance Company 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BDO USA, LLP

Philadelphia, Pennsylvania

June 13, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Donegal Mutual Insurance Company 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Lancaster, Pennsylvania

June 19, 2013

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Investments, at fair value:
Interest-bearing cash	$5,753,107	$6,162,258
Common/collective trust funds	6,575,486	5,617,959
Registered investment companies	56,634,319	43,926,697
Employer securities	7,123,896	5,374,050

Net Assets Available for Benefits	76,086,808	61,080,964

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Investment Income:
Interest	$7,479	$1,727
Dividends	3,244,838	1,526,597
Net appreciation in fair value of investments	10,293,967	4,381,269

	13,546,284	5,909,593

Contributions:
Employer	2,008,105	1,714,829
Participants	3,353,140	2,841,567
Rollover	1,445,514	229,373

	6,806,759	4,785,769

	20,353,043	10,695,362
Benefits Paid to Participants	(5,347,199)	(3,742,340)

Net Increase Prior to Plan Transfer	15,005,844	6,953,022
Transfers to the Plan	—	5,653,395

Net Increase	15,005,844	12,606,417
Net Assets Available for Benefits - Beginning of Year	61,080,964	48,474,547

End of Year	$76,086,808	$61,080,964

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of Donegal Mutual Insurance Company (“the Company”) are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Transfer

On March 22, 2012, the Company’s board of directors and The Michigan Insurance Company’s board of directors approved the merger of The Michigan Insurance Company 401(k) plan into the Plan effective July 1, 2012. On July 1, 2012, The Michigan Insurance Company 401(k) Plan was merged into the Plan. The amount transferred to the Plan amounted to $5,653,395 which consisted of $570,800 of common/collective trust investments and $5,082,595 of registered investment company investments.

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (“IRC”). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollover balances from their prior plans.

Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

beginning of each successive year until the deferred percentage reaches 6%. Employees not selecting an investment option for their deferrals have their contributions invested in the Putnam Dynamic Asset Allocation Conservative Portfolio Fund. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings, deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan does not currently allow participant loans.

Vesting

Participants are immediately vested in their salary deferral, rollover contributions, and all amounts that transferred into the Plan from certain predecessor Company-sponsored defined contribution plans and earnings theron. Vesting of Company contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC.

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce Company contributions per guidelines established by the Plan. Forfeitures used to reduce Company contributions totaled $31,684 in 2013 and $19,279 in 2012. As of December 31, 2013 and 2012, there were $41,607 and $31,684 of unallocated forfeitures, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. The most significant estimate is the determination of the fair values of the plans investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s realized gains and losses on investments bought and sold as well as net unrealized gains and losses on those held during the year.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Company and Plan have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for financial assets and liabilities using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories of inputs:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 – unobservable inputs not corroborated by market data.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the years ended December 31, 2013 or 2012.

The Plan values employer securities and registered investment companies based on the closing price reported on the active market on which the individual securities/funds are

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Cont’d)

traded and classified as level 1. Interest bearing cash carrying value is deemed to be fair value and classified as level 1. The Plan values its common/collective trust funds based on the underlying market values provided by the Plan trustee. Further information concerning the common/collective trust funds may be obtained from their separate audited financial statements. The Plan classifies common/collective trust funds as Level 2. The Plan had no investments classified as Level 3 during the years ended December 31, 2013 and 2012.

The Plan invests in three common/collective trust funds, the Putnam Bond Index Fund, the Wells Fargo Stable Value Fund and the Putnam S&P 500 Index Fund. The common/collective trust funds are valued based upon significant observable inputs, not based upon quoted market prices in an active market. The value is based upon the units of the collective trust fund held by the Plan at year end multiplied by the respective unit value. The unit value is based on the fair value of the underlying investments. The Putnam Bond Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Barclay’s Aggregate Bond index, a common measure of U. S. investment-grade bond market performance. To achieve its investment objective, the Putnam Bond Index Fund invests a significant portion of its assets in securitized debt instruments, including mortgage-backed and asset backed investments. The Wells Fargo Stable Value Fund’s investment objective is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. To achieve its investment objective, the Wells Fargo Stable Value Fund is primarily comprised of investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. The unit value is reported at contract value given the adjustment to fair value is not material. The Putnam S&P 500 Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index, a common measure of U.S. market performance. To achieve its investment objective, the Putnam S&P 500 Index Fund invests primarily in the securities that constitute the Standard & Poor’s 500 Composite Stock Price Index either directly or through the purchase of shared or collective investment trusts having investment objectives similar to that of the Putnam S&P 500 Index Fund. For liquidity and hedging purposes, the Putnam S&P 500 Index Fund may invest in high-quality, money market instruments and in money market funds that invest exclusively in high-quality money market instruments. The Putnam S&P 500 Index Fund also uses stock index futures contracts in order to manage transaction costs and minimize tracking errors between the Putnam S&P 500 Index Fund and the Standard & Poor’s 500 Composite Stock Price Index.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Cont’d)

The underlying investments of the common/collective trust funds consist primarily of Level 1 and Level 2 inputs. Level 1 inputs consist of valuations based on quoted prices for identical securities in active markets. Level 2 inputs consist of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investments in the common/collective trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common/collective trust funds at December 31, 2013 and 2012.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

		Fair Value Measurements Using
		Quoted
		Prices in Active Markets	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	2013
Interest-bearing Cash	$5,753,107	$5,753,107	$—	$—
Registered Investment Companies:
Fixed Income Funds	12,040,437	12,040,437	—	—
Growth Funds	13,446,053	13,446,053	—	—
Balanced Funds	26,861,534	26,861,534	—
International Funds	4,286,295	4,286,295	—
Employer Securities	7,123,896	7,123,896	—	—
Common/Collective Trust Funds	6,575,486	—	6,575,486	—

Total	$76,086,808	$69,511,322	$6,575,486	$—

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Cont’d)

		Fair Value Measurements Using
		Quoted
		Prices in Active Markets	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	2012
Interest-bearing Cash	$6,162,258	$6,162,258	$—	$—
Registered Investment Companies:
Fixed Income Funds	9,661,353	9,661,353	—	—
Growth Funds	7,011,040	7,011,040	—	—
Balanced Funds	23,919,827	23,919,827	—
International Funds	3,334,477	3,334,477	—
Employer Securities	5,374,050	5,374,050	—	—
Common/Collective Trust Funds	5,617,959	—	5,617,959	—

Total	$61,080,964	$55,463,005	$5,617,959	$—

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2013	2012
Interest-bearing cash:
Putnam Money Market Fund	$5,753,107	$6,162,258
Common/collective trust:
Putnam S&P 500 Index Fund	5,291,354	3,882,871
Registered investment companies:
PIMCO Total Return Fund	4,088,716	5,217,419
Putnam Dynamic Asset Allocation Growth Fund	4,953,176	3,674,133
Putnam Dynamic Asset Allocation Balanced Fund	7,491,687	5,399,476
Putnam Dynamic Asset Allocation Conservative Fund	3,836,020	2,842,607	*
Putnam International Equity Fund	4,286,295	3,334,477
Putnam Equity Income Fund	5,053,897	3,734,289
Artisan Mid Cap Value Fund Investor Class	3,961,419	2,380,523	*
Neuberger & Berman Genesis Trust	4,240,710	2,907,108	*
Employer securities:
Donegal Group Inc. Class A common stock	5,849,055	4,403,769

*	Investment did not represent 5% or more of the Plan’s net assets available for benefits, rather this investment is shown for comparative purposes.

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

	2013	2012
At fair value as determined by quoted market prices:
Registered investment companies	$8,074,161	$3,783,694
Employer securities	997,965	41,917
Otherwise determined:
Common/collective trust funds	1,221,841	555,658

	$10,293,967	4,381,269

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 2009 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	TAX STATUS (Cont’d)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	RELATED PARTY AND PARTY-IN-INTEREST

Donegal Group Inc. is a regional insurance holding company that was formed by the Company in 1986. The Plan held 367,865 shares of Class A and 53,905 shares of Class B Donegal Group Inc. common stock with fair values of $5,849,055 and $1,274,841, respectively, as of December 31, 2013. The Plan held 313,659 shares of Class A and 53,905 shares of Class B Donegal Group Inc. common stock with fair values of $4,403,769 and $970,281, respectively, as of December 31, 2012. The net realized/unrealized appreciation in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2013 and 2012 was $997,965 and $41,917, respectively. Dividends received from Donegal Group Inc. in 2013 and 2012 were $194,474 and $168,274, respectively. During 2013, the Plan purchased (excluding reinvested dividends) 56,875 shares of Donegal Group Inc. Class A common stock at an aggregate cost of $807,124 and sold 16,170 shares of Donegal Group Inc. Class A common stock for total proceeds of $255,493. During 2012, the Plan purchased (excluding reinvested dividends) 34,368 shares of Donegal Group Inc. Class A common stock at an aggregate cost of $486,326 and sold 12,313 shares of Donegal Group Inc. Class A common stock for total proceeds of $172,042. As of December 31, 2013 and 2012, the Class A shares of Donegal Group Inc. common stock represent more than 5% of net assets available for benefits.

7.	ADMINISTRATION OF PLAN ASSETS

The Plan’s assets are administered under a contract with Mercer Trust Company (Mercer), the custodian and trustee of the Plan since June 1, 2011. Mercer invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	ADMINISTRATION OF PLAN ASSETS (Cont’d)

compensation from the Plan. Certain administrative expenses of maintaining the Plan were paid by the Company in 2013 and 2012 and are excluded from these financial statements. Investment related expenses are included in net appreciation of fair value of investments.

8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Schedule H - Financial Information (Form 5500)

Part IV - Line 4i - Schedule of Assets (Held at End of Year)

Name of Plan Sponsor: Donegal Mutual Insurance Company

Name of Plan: Donegal Mutual Insurance Company 401(k) Plan

Employer Identification Number: 23-1336198

Three-digit Plan Number: 003

December 31, 2013

(b)	(c )		(d)	(e)
(a) Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
Putnam Money Market Fund	5,753,107	Shares of Money Market Fund	**	$5,753,107

Total interest-bearing cash				5,753,107

Putnam Bond Index Fund	47,552	Common/Collective Trust Units	**	984,318
Wells Fargo Stable Value Fund M Shares	6,283	Common/Collective Trust Units	**	299,814
Putnam S&P 500 Index Fund	94,844	Common/Collective Trust Units	**	5,291,354

Total common/collective trust funds				6,575,486

Oakmark Equity & Income Fund	78,749	Registered Investment Companies	**	2,571,176
MSIF Small Company Growth Fund	170,453	Registered Investment Companies	**	3,209,626
PIMCO Total Return Fund	382,480	Registered Investment Companies	**	4,088,716
Columbia Contrarian Core Fund Class R4	120,706	Registered Investment Companies	**	2,521,558
American Funds New Perspective Fund R4 Class	26,198	Registered Investment Companies	**	973,505
T. Rowe Price Small Cap Stock ADV	38,427	Registered Investment Companies	**	1,697,330
American Funds Growth Fund of America	54,728	Registered Investment Companies	**	2,337,968
Putnam Dynamic Asset Allocation Growth Fund	296,775	Registered Investment Companies	**	4,953,176
Putnam Dynamic Asset Allocation Balanced Fund	533,216	Registered Investment Companies	**	7,491,687
Putnam Dynamic Asset Allocation Conservative Fund	358,172	Registered Investment Companies	**	3,836,020
Putnam International Equity Fund	175,380	Registered Investment Companies	**	4,286,295
Putnam Equity Income Fund	246,893	Registered Investment Companies	**	5,053,897
Alger Capital Appreciation Fund Class A	140,318	Registered Investment Companies	**	2,945,283
Putnam Diversified Income Trust	73,150	Registered Investment Companies	**	579,344
Baron Asset Fund	30,390	Registered Investment Companies	**	1,886,609
Artisan Mid Cap Value Fund Investor Class	146,719	Registered Investment Companies	**	3,961,419
Neuberger & Berman Genesis Trust	65,697	Registered Investment Companies	**	4,240,710

Total registered investment companies				56,634,319

* Donegal Group Inc.	367,865	Shares of Class A Common Stock	**	5,849,055
* Donegal Group Inc.	53,905	Shares of Class B Common Stock	**	1,274,841

Total employer securities				7,123,896

Total assets				$76,086,808

*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

Date: June 13, 2014	By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP (filed herewith)

23.2	Consent of ParenteBeard LLC (filed herewith)